SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Acro Biomedical Co., Ltd.
(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

004892105

(CUSIP Number)

Pao-Chi Chu

2F, No. 356, Dunhua S. Road, Da’an Dist

Taipei City 106, Taiwan, Republic of China

(86) 510-8339-7559

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

November 7, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐ .

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 004892105

1.	Name of Reporting Persons: Pao-Chi Chu I.R.S. Identification No. of Above Persons (entities only) NA
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) NA
5.	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of China

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 30,000,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 30,000,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 62.8%
14.	Type of Reporting Person IN

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Item 1. Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $.001 per share, of Acro Biomedical Co., Inc., a Nevada corporation (the “Issuer”). The address of the Issuer’s principal office is 12175 Visionary Way, Suite 1160; Fishers, Indiana 46038.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by Pao-Chi Chu.

(b) Mr. Chu’s address is 2F, No. 356, Dunhua S. Road, Da’an Dist, Taipei City 106, Taiwan, Republic of China.

(c) Mr. Chu is the chief executive office and sole director of the issuer.

(d) Mr. Chu has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Chu has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Chu is a citizen of the Republic of China.

Item 3. Source and Amount of Funds or Other Consideration

Not Applicable

Item 4. Purpose of Transaction

On September 8, 2020, the Issuer filed a Form 10 registration statement under the Securities Exchange Act of 1934, which became effective on November 7, 2020. As a result, Mr. Chu’s stock ownership became reportable upon the effectiveness of the Form 10.

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, Mr. Chu is the beneficial owner of 30,000,000 shares of common stock, representing 62.8% of the Issuer’s outstanding common stock.

(c) Mr. Chu has not effected any transactions involving the common stock in the 60 days prior to filing this Schedule 13D.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by Mr. Chu.

(e) Not applicable.

Item 6. Contract, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

Not applicable

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Signature

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2021	/s/ Pao-Chi Chu
Pao-Chi Chu

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